CBL INTERNATIONAL LIMITED

Level 23-2 Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

January 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth

Re:	CBL International Limited
Registration Statement on Form F-3 (File No. 333-284228)

Ladies and Gentlemen:

On behalf of CBL International Limited, in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the Securities and Exchange Commission take appropriate steps to cause the above-referenced Registration Statement to be declared effective at 2:00 P.M., Eastern Time, on January 24, 2025, or as soon thereafter as is practicable.

Once the registration statement has been declared effective, please confirm that event with our counsel, Kathleen L. Deutsch of Nelson Mullins Riley & Scarborough LLP, by email at kathleen.deutsch@nelsonmullins.com or by telephone at (561) 366-5320.

Sincerely,

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer